SCHEDULE 13D

CUSIP No. 67010F202	Page 1 of 5 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 13)

NOVOGEN LIMITED
____________________________________________________________________________________
(Name of Issuer)

Common Stock
____________________________________________________________________________________
(Title of Class of Securities)

67010F202
_______________________________________________________

(CUSIP Number)

David J. Harris, Esq., 1775 Eye Street, N.W. Washington, D.C.  20006 (202) 261-3385
____________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2013
______________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 67010F202	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Josiah T. Austin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) x
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,269,033 Ordinary Shares (4,531,633 of which are directly owned Ordinary Shares with the remaining 8,257,525 represented by 309,496 Sponsored ADRs)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,269,033 Ordinary Shares (4,531,633 of which are directly owned Ordinary Shares with the remaining 8,257,525 represented by 309,496 Sponsored ADRs)
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,269,033 Ordinary Shares (4,531,633 of which are directly owned Ordinary Shares with the remaining 8,257,525 represented by 309,496 Sponsored ADRs)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.73%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 67010F202	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON El Coronado Holdings, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) x
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,269,033 Ordinary Shares (4,531,633 of which are directly owned Ordinary Shares with the remaining 7,737,400 represented by 309,496 Sponsored ADRs)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,269,033 Ordinary Shares (4,531,633 of which are directly owned Ordinary Shares with the remaining 7,737,400 represented by 309,496 Sponsored ADRs)
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,269,033 Ordinary Shares (4,531,633 of which are directly owned Ordinary Shares with the remaining 7,737,400 represented by 309,496 Sponsored ADRs)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.73%
14	TYPE OF REPORTING PERSON HC

SCHEDULE 13D

CUSIP No. 67010F202	Page 4 of 5 Pages

ITEM 1.               Security and Issuer

This Amendment No. 13 to the Statement on Schedule 13D heretofore filed on November 18, 2004 is filed with respect to the ordinary shares of common stock (“Ordinary Shares”) of Novogen Limited (the “Company”).  The address of the Company is 16-20 Edgeworth David Ave, Hornsby, NSW 2077, Australia.  The Statement is being filed on behalf of Josiah T. Austin, a United States Citizen, and El Coronado Holdings, L.L.C. (“ECH”), an Arizona limited liability company whose principal place of business is 4673 Christopher Place, Dallas, Texas 75204 (collectively, the “Reporting Persons”) to reflect the following amendments to Item 3, Item 4 and Item 5.

ITEM 3.               Source and Amount of Funds or Other Consideration

Since November 4, 2013, the Reporting Persons have sold 100,175 Sponsored ADRs (representing 2,504,375 Ordinary Shares) for an aggregate consideration (exclusive of brokers’ commissions) of $602,831.02.

All dollar amounts are in U.S. dollars.

ITEM 4.               Purpose of Transaction

Austin, as sole Managing Member of ECH is filing this Amendment No. 13 to the Statement on Schedule 13D because he is deemed beneficial owner of more than 5% of the Company’s Ordinary Shares.  Austin, as sole Managing Member of ECH, will continually evaluate the business, financial conditions, and prospects of the Company, as well as conditions in the economy and the pharmaceutical industry in general, with a view toward determining whether to hold, decrease, or from time to time add to these investments in Ordinary Shares and Sponsored ADRs.  The sales to which this Amendment No. 13 relate were made by Austin solely for estate planning purposes.  Austin, as sole Managing Member of ECH, has no present plans or intent to make proposals which relate to or would result in any action enumerated from subparagraph (b) through subparagraph (j) of Item 4 of Schedule 13D.

SCHEDULE 13D

CUSIP No. 67010F202	Page 5 of 5 Pages

ITEM 5.               Interest in Securities of the Issuer

(a)           Austin is deemed beneficial owner of 12,269,033 Ordinary Shares (4,531,633 of which are directly owned Ordinary Shares with the remaining 7,737,400 Ordinary Shares represented by 309,496 Sponsored ADRs) as sole Managing Member of ECH.  ECH is deemed beneficial owner of 12,269,033 Ordinary Shares (4,531,633 of which are directly owned Ordinary Shares with the remaining 7,737,400 represented by 309,496 Sponsored ADRs).  Based on the 158,625,294 Ordinary Shares outstanding as of November 20, 2013, which is based on the Company’s 6-K filings on November 12, 2013 and November 21, 2013, Austin and ECH’s deemed beneficial holdings each represent 7.73% of the Company’s Ordinary Shares.

(b)           As the sole Managing Member of ECH, Austin shares with ECH the power to vote or to direct the vote or to dispose or to direct the disposition of the 12,269,033 Ordinary Shares (4,531,633 of which are directly owned Ordinary Shares with the remaining 7,737,400 represented by 309,496 Sponsored ADRs) held by ECH.

(c)           No transactions in the Company’s Sponsored ADRs or Ordinary Shares have been effected by the Reporting Persons during the last 60 days except the following transactions, which were open market transactions.  Where applicable, prices do not include brokerage fees.

Reporting Person	Transaction	Date	Quantity	Price Per Unit
Austin, on behalf of ECH	Sale of Sponsored ADRs	11/05/13	23,922	$6.0066
Austin, on behalf of ECH	Sale of Sponsored ADRs	11/06/13	18,551	$6.0358
Austin, on behalf of ECH	Sale of Sponsored ADRs	11/14/13	36,897	$6.0243
Austin, on behalf of ECH	Sale of Sponsored ADRs	11/25/2013	20,805	$6.0030

(d)           No person other than the Reporting Persons has any right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

(e)           Not Applicable.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: November 25, 2013	/s/ Josiah T. Austin
Josiah T. Austin,
Individually and as Sole Managing Member of ECH